Writer's Direct Line: 858-720-8943
jtishler@sheppardmullin.com
May 11, 2006
Our File Number: 05RK-111410

VIA EDGAR

Jeffrey P. Riedler, Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E., Mail Stop 6010 Washington, D.C. 20549

Re:	MicroIslet, Inc.
Registration Statement on Form SB-2
File No. 333-133861

Dear Mr. Riedler:

We are responding to the comments in a letter from the Securities and Exchange Commission, dated May 10, 2006, addressed to James R. Gavin III, M.D., Ph.D., Interim President and Chief Executive Officer of MicroIslet, Inc. (“MicroIslet”). The comments should be read in connection with the enclosed marked to show changes copy of the Amendment No. 1 to Form SB-2 filed on the date hereof (the “Amendment”).

To facilitate your review of our responses to your comments, we have numbered the paragraphs in the following discussion to correspond to the numbering of the paragraphs of your letter of May 10, 2006. Our responses to the comments are italicized.

Selling Shareholders, page 18

1.
We note your disclosure in this section and elsewhere in your document concerning the issuance of stock “issuable” as liquidated damages as part of a legal settlement with a selling shareholder. Please clarify by adding disclosure in the document as to whether or not you are currently obligated to issue the shares you are registering in the registration statement. In that regard, please also note that securities that are not yet outstanding may not be registered in this current registration statement. We may have further comments upon reviewing your response.

Jeffrey P. Riedler, Assistant Director
May 11, 2006

Issuer's Response

In November 2005, MicroIslet and its wholly-owned subsidiary, MicroIslet of Delaware, entered into an agreement with Mr. Donald Gallego to settle litigation he brought against MicroIslet of Delaware and our then Chairman and Chief Executive Officer. The terms of the settlement were placed on the court record before United States Magistrate Judge William McCurine, Jr. of the United States District Court, Southern District of California. In the settlement, MicroIslet agreed to pay $50,000 cash and to issue 170,000 shares of common stock to Mr. Gallego. In addition, MicroIslet agreed to file with the Securities and Exchange Commission a registration statement for the resale of these shares and an additional 150,000 shares owned by Mr. Gallego. Because this registration statement was not filed within 30 days of the execution of the written settlement agreement dated January 5, 2006, Mr. Gallego became entitled under the settlement agreement to liquidated damages equal to an additional 4,000 shares for the first 30 days following the 30 day permitted filing period, and 8,000 shares for each 30 days thereafter, prorated on a daily basis. MicroIslet's board authorized issuance of these liquidated damages shares in November 2005. MicroIslet has issued an aggregate of 20,000 shares of stock to Mr. Gallego representing the amount of the obligation through the filing date of the registration statement, and those shares are included in the registration statement. No further shares will be issuable to Mr. Gallego for liquidated damages, as the filing obligation has now been satisfied.

MicroIslet also issued liquidated damages shares to investors in its December 2005 private placement. Pursuant to the Registration Rights Agreement entered into with each such investor, MicroIslet agreed to prepare and file, within 30 days following the December 29, 2005 date of issuance of the securities, a registration statement covering the resale of the shares of common stock sold in the financing as well as the shares of common stock issuable upon the exercise of the warrants issued to the investors. The Registration Rights Agreement provides that if MicroIslet failed to file the registration statement within such period, or if the registration statement is not declared effective within 90 days following the date of the issuance of the securities (or 120 days following the date of issuance, if MicroIslet is informed by the staff of the Securities and Exchange Commission that it will review the registration statement), or the purchasers are otherwise unable to re-sell their shares purchased in the financing or upon exercise of their warrants, MicroIslet is obligated to pay liquidated damages to the purchasers equal to 0.0003 times the purchase price of the securities they continue to own for each day when any such condition is ongoing.

MicroIslet is permitted to pay any such liquidated damages in cash or in shares of common stock at its election. If MicroIslet elects to issue shares, such shares are to be valued based on the volume weighted average price of shares of common stock for the 5 trading days prior to the date of issue. MicroIslet is required to pay such damages no later than the first trading day of each calendar month immediately following the month in which the damages accrue. In March 2006, the Executive Committee of MicroIslet's board resolved to pay these liquidated damages in stock, and to issue the common stock in payment of those damages as of the first trading day of each calendar month immediately following the month in which the damages accrue, using the valuation formula described above. In accordance with these resolutions, MicroIslet has issued an aggregate of 50,187 shares of stock to the selling stockholders representing payment of liquidated damages which have accrued through April 30, 2006. Note that the number of these shares included in the initial filing of the registration statement was an aggregate of 195 shares too high, and the Amendment has corrected the share numbers and reduced the total number of shares being registered accordingly.

Jeffrey P. Riedler, Assistant Director
May 11, 2006

As all of these shares were issued in satisfaction of obligations accruing prior to filing of the registration statement and pursuant to corporate actions completed prior to filing, the private offerings of these shares were in each case completed prior to filing of the registration statement.

MicroIslet has added additional disclosure on pages 17-18, 27, 45 and II-3 of the Amendment concerning the liquidated damages shares.

2.
Your Selling Shareholders table appears to indicate that at least one selling shareholder is a broker-dealer and several others as affiliates of broker-dealers. In the case of a selling shareholder who is a registered broker-dealer, the document should be revised such that you identify such party as an underwriter. The only exception to this position is if the selling shareholder received the shares as underwriting compensation. With respect to selling shareholders who are affiliates of broker-dealers, please revise to state that the selling shareholder received the shares in the ordinary course of business and has no agreement to directly or indirectly engage in a distribution of the shares. If a selling shareholder is not able to make such representations, then revise to identify such selling shareholder as an underwriter.

Issuer's Response

MicroIslet has revised the Registration Statement to add disclosure that the selling stockholders who are registered broker-dealers are underwriters within the meaning of the Securities Act in connection with resale of their shares. This disclosure appears on pages 23 and 27 of the Amendment.

MicroIslet has added the requested disclosure on page 17 of the Amendment pertaining to the selling stockholders who are affiliates of broker-dealers.

Jeffrey P. Riedler, Assistant Director
May 11, 2006

If you have any questions, please contact me at (858) 720-8943.

Very truly yours,

/s/ John Tishler

 for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP